Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Three Quarters Ended
		March 28,	March 30,
		2008	2007
		(In millions, except ratios)
Earnings:
Net income		$322.5	$392.8
Plus:	Income taxes	149.0	140.1
	Fixed charges	51.1	37.9
	Amortization of capitalized interest	—	—
Less:	Interest capitalized during the period	—	—
	Undistributed earnings in equity investments	—	—

		$522.6	$570.8

Fixed Charges:
Interest expense		$42.8	$30.1
Plus:	Interest capitalized during the period	—	—
	Interest portion of rental expense	8.3	7.8

		$51.1	$37.9

Ratio of Earnings to Fixed Charges		10.23	15.06